Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

May 18, 2005

BY EDGAR AND BY HAND
Jeffrey P. Riedler
Albert C. Lee
Securities and Exchange Commission
Mail Stop 03-09
450 Fifth Street, N.W.
Washington, DC 20549

Re:	AMERIGROUP Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed March 11, 2005 (File No. 333-123269)

Gentlemen:

     On behalf of AMERIGROUP Corporation, a Delaware corporation (the “Company”), enclosed are copies of Amendment No. 1 to the Company’s Registration Statement on Form S-3 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show composite changes from the Registration Statement filed with the Commission on March 11, 2005. The changes included in Amendment No. 1 are intended to update, clarify and render more complete the information contained therein, including the addition of several exhibits not previously filed. Set forth below is the response of the Company to the comment letter of the staff (the “Staff”) of the Commission dated March 24, 2005 (the “Comment Letter”) with respect to the above-referenced Registration Statement.

     For your convenience, we have included the Staff’s comment in italics followed by the Company’s response thereto.

     Comment 1. You have incorporated by reference part III information from your definitive proxy statement. The definitive proxy statement must be filed, or the Form 10-K amended to include the part III information, prior to requesting effectiveness of the registration statement.

     Response 1. The Company filed its definitive proxy statement with the Commission on April 4, 2005.

     Please contact Stacy J. Kanter at (212) 735-3497 or the undersigned at (212) 735-2318 should you require further information or have any questions.

Very truly yours,
/s/ Joshua A. Ratner
Joshua A. Ratner